EXHIBIT 3.1

Article III, Section 4 of the By-Laws shall be deleted and replaced by the following language:

“Section 4.     Terms of Directors; Election. Until the 2008 annual meeting of stockholders, the directors shall be divided into three classes (I, II and III), except that any incumbent director in a class elected for a term extending beyond the 2008 annual meeting of stockholders shall continue to serve until the end of his or her term unless he or she resigns or is removed. The number of directors comprising each class (assuming no vacancy in any class) shall be as nearly equal in number as possible based upon the number of directors comprising the entire Board, but at least one-fourth in number of the directors shall be elected annually. At the 2007 annual meeting of stockholders and at each succeeding annual meeting of stockholders, each director shall be elected to hold office for a term continuing until the next annual meeting of stockholders and until his or her successor shall have been duly elected and qualified or until he or she resigns or is removed. Directors for each class being elected at an annual meeting of stockholders will be elected by a plurality of the votes cast by the holders of shares entitled to vote in such an election.”